Exhibit 99.1

News Release

2014-47

Contacts:

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations & Corporate Communications

michele.loguidice@intelsat.com

+1 703-559-7372

Intelsat Board Appoints Stephen Spengler as Deputy Chief Executive Officer

Chairman and CEO David McGlade to Transition to Executive Chairman Role, and Spengler to CEO Role, Effective April 1, 2015

Luxembourg, 11 December 2014

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, announced today that current Intelsat President and Chief Commercial Officer Stephen Spengler has been promoted to Deputy Chief Executive Officer, effective immediately.

Under the company’s succession plan, Intelsat Chairman and Chief Executive Officer David McGlade will transition to the position of Executive Chairman, effective April 1, 2015, at which time Mr. Spengler will become Chief Executive Officer. Mr. McGlade will have served as the Company’s Chief Executive Officer for 10 years.

Mr. Spengler has been with Intelsat in various executive positions since 2003, including serving as Executive Vice President, Sales, Marketing and Strategy. Mr. Spengler has nearly 30 years’ experience in the satellite and telecommunications industry. During his tenure at the company, Mr. Spengler led the development of Intelsat’s global mobility network, in which Intelsat now has a leading share of maritime and aeronautical broadband services. He has also overseen the development of the company’s next generation satellite platform, Intelsat EpicNG®, of which the first satellite is expected to launch in late 2015.

In announcing these changes, Mr. McGlade stated, “Steve is a proven leader with outstanding customer and communications industry knowledge and the ability to execute a global plan. His vision has been instrumental in driving our next generation strategy, and in building new innovative services with the commercial satellite services we provide.”

“Intelsat’s role in providing global connectivity has never been more relevant than it is today,” said Mr. Spengler. “Our entire company is focused on delivering services that support the future growth of our customers. I am honored to lead our team during a period when our technology and services are poised to accelerate the spread of broadband connectivity globally.”

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg   www.intelsat.com   T +352 2784-1600   F +352 2784-1690

R.C.S. Luxembourg B 162135

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications for 50 years. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, with Intelsat, envision your future network, connect using our leading satellite technology and transform your opportunities. Envision…Connect…Transform…with Intelsat, celebrating 50 years of space leadership in 2014. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement

Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Known risks include, among others, the risks included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.